Filed Pursuant to Rule 424(b)(7)
A filing fee of $13,050 has previously been paid in connection with the Company’s prior Registration Statement No. 333-117730. Pursuant to Rule 457(p), such unutilized filing fee is being applied to the filing fee payable in connection with the offering of common stock pursuant to this prospectus supplement.
PROSPECTUS SUPPLEMENT (TO PROSPECTUS DATED MAY 16, 2006)
Covanta Holding Corporation
17,711,491 SHARES OF COMMON STOCK
     The selling stockholders identified in this prospectus supplement may sell up to 17,711,491 shares of our common stock. We will not receive any of the proceeds from the sale of the shares. This prospectus supplement has been prepared by us in order to continue to comply with our obligation to the selling stockholders to maintain an effective registration statement for the shares covered by this prospectus supplement. See “About this Prospectus Supplement” in this prospectus supplement.
     Our common stock is listed on the New York Stock Exchange under the symbol “CVA.” On May 12, 2006, the last reported sale price for the common stock was $17.41 per share.
     Investing in our common stock involves risks. You should carefully consider the risk factors beginning on page 5 of this prospectus supplement before purchasing any of the shares offered by this prospectus supplement.
     In order to avoid an “ownership change” for federal tax purposes, our certificate of incorporation prohibits any person from becoming a beneficial owner of 5% or more of our outstanding common stock, except under limited circumstances. Consequently, no person may acquire shares of common stock from the selling stockholders if, after giving effect to that acquisition, the person would beneficially own, either directly or indirectly, 5% or more of our common stock.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 16, 2006.

i

ABOUT THIS PROSPECTUS SUPPLEMENT
     Unless the context otherwise requires, references in this prospectus supplement to “Covanta,” “we,” “our,” “us” and similar terms refer to Covanta Holding Corporation and its subsidiaries; references to “Covanta Energy” refer to Covanta Energy Corporation and its subsidiaries; references to “ARC Holdings” refer to Covanta ARC Holdings, Inc. and its subsidiaries; references to “Ref-Fuel Holdings” refer to Covanta Ref-Fuel Holdings LLC; references to “ARC” refer to Covanta ARC LLC; references to “TransRiver” refer to TransRiver Marketing Company, L.P.; references to “NAICC” refer to National American Insurance Company of California and its subsidiaries; and references to “ACL” refer to American Commercial Lines, LLC and its subsidiaries.
     This prospectus supplement and the accompanying prospectus relate to shares of common stock owned by the selling stockholders and covered by a registration rights agreement, dated as of December 2, 2003, referred to in this prospectus as the “registration rights agreement,” pursuant to which we are required to file a registration statement to register the shares of common stock and to use our commercially reasonable efforts to keep the registration statement effective until all the shares covered by the registration statement have been sold. The shares of common stock covered by the registration rights agreement were previously registered under a registration statement filed with the Securities and Exchange Commission, referred to in this prospectus supplement as the “SEC,” and effective on August 24, 2004 and a post-effective amendment thereto effective on March 20, 2006. In continuing to comply with our obligations under the registration rights agreement, this prospectus supplement and accompanying prospectus are required because the shares of common stock covered by the registration rights agreement are now registered under a registration statement filed with the SEC and effective on May 16, 2006. See “Selling Stockholders” in this prospectus supplement. You should rely only on the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference therein. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate only as of the date on those respective documents. Our business, financial condition, results of operations and prospects may have changed since those dates. You should read this prospectus supplement and the accompanying prospectus, including the documents incorporated by reference in this prospectus supplement and the accompanying prospectus, when making your investment decision. To the extent information in this prospectus supplement regarding this offering by the selling stockholders of our common stock is inconsistent with the accompanying prospectus or any of the documents incorporated by reference into this prospectus supplement and the accompanying prospectus, you should rely on this prospectus supplement. You should also read and consider the information in the documents we have referred you to in the section of the prospectus entitled “Where You Can Find More Information.”
SUMMARY
     This summary highlights selected information contained elsewhere or incorporated by reference in this prospectus supplement. This summary does not contain all the information that you should consider before investing in our common stock. You should read the entire prospectus supplement and the accompanying prospectus carefully, including “Risk Factors,” the financial statements and other information included or incorporated by reference into this prospectus supplement and the accompanying prospectus before making an investment decision. This prospectus supplement contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from the results anticipated in these forward-looking statements as a result of factors described under the “Risk Factors” section and elsewhere in this prospectus supplement.
About Covanta Holding Corporation
     We are a holding company incorporated in Delaware on April 16, 1992. We changed our name as of September 20, 2005 from Danielson Holding Corporation to Covanta Holding Corporation. We primarily operate in the waste and energy markets through Covanta Energy Corporation and its subsidiaries. We acquired Covanta Energy on March 10, 2004 and acquired ARC Holdings and subsidiaries on June 24, 2005. Substantially all of our consolidated operations were conducted in the insurance industry prior to our acquisition of Covanta Energy through our indirect subsidiaries, NAICC and related entities. Our principal executive offices are located at 40 Lane Road, Fairfield, New Jersey 07004, and our telephone number is (973) 882-9000.
     Covanta Energy develops, constructs, owns and operates for itself and others infrastructure for the conversion of waste-to-energy and independent power production in the United States and abroad. Following its acquisition of ARC Holdings, an owner and operator of six waste-to-energy projects and related businesses in the northeast United States, Covanta Energy owns or operates 55 energy generation facilities, 43 of which are in the United States and 12 of which are located outside of the United States. Covanta Energy’s energy generation facilities use a variety of fuels, including municipal solid waste, water (hydroelectric), natural gas, coal, wood waste, landfill gas and heavy fuel oil. Covanta Energy also owns or operates several businesses that are associated with its waste-to-energy business, including a waste procurement business, two landfills, and several waste transfer stations. Covanta Energy also operates one water treatment facility which is located in the United States.
     The nature of our business, the risks attendant to such business and the trends that we face have been significantly altered by the acquisitions of Covanta Energy and ARC Holdings. Accordingly, our financial results prior to the acquisitions of Covanta Energy in March 2004 and ARC Holdings in June 2005 are not directly comparable to current and future financial results.
     Our Business Strategy
     With the acquisition of Covanta Energy and ARC Holdings, we are focused on the waste and energy services business. Our mission is to be the world’s leading waste-to-energy company, with a complementary network of waste disposal and energy generation assets. We expect to build value for our stockholders by satisfying our clients’ waste disposal and energy generation needs with safe, reliable and environmentally superior solutions. In order to accomplish this mission, we intend to:
     Leverage our core competencies by:
•	providing outstanding client service,

•	utilizing an experienced management team,

•	developing and utilizing world-class technologies and operational expertise, and

•	applying proven asset management and cost control; and
     Maximize long-term value of our existing portfolio by:
•	continuing to operate at historic production levels,

•	continuing to execute effective maintenance programs,

•	extending operating contracts, and

•	enhancing the value of Covanta Energy-owned facilities after expiration of existing contracts; and
     Capitalize on growth opportunities by:
•	expanding existing waste-to-energy facilities in attractive markets,

•	developing TransRiver and its waste procurement and other expertise by leveraging that knowledge across a larger platform,

•	seeking new ownership opportunities or operating contracts for waste-to-energy and other energy projects, and

•	seeking additional opportunities in businesses ancillary to our existing business, including additional waste transfer, transportation, processing and landfill businesses.
     Business Segments
     We have two business segments: the Waste and Energy Services, which is comprised of Covanta Energy’s business, and Other Services, which includes our parent company operations and insurance business. Our Waste and Energy Services segment is substantially larger than our Other Services segment. Each of these segments is described below. Additional information about our business segments is contained in Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations – Overview – Covanta’s Business Segments, of our Annual Report on Form 10-K for the year ended December 31, 2005 that is incorporated into this prospectus by reference, such Annual Report on Form 10-K referred to as the “2005 Form 10-K,” and also in Note 1 — Organization and Summary of Significant Accounting Policies and Note 27 — Business Segments of the Notes to the Consolidated Financial Statements in our 2005 Form 10-K that are incorporated into this prospectus by reference, such notes referred to as the “Notes to the Consolidated Financial Statements.”
     Waste and Energy Services Business
     Our strategic acquisitions of Covanta Energy and ARC Holdings have made us a leader in the waste and energy services market.
     Covanta Energy
     On December 2, 2003, we executed a definitive investment and purchase agreement to acquire Covanta Energy in connection with Covanta Energy’s emergence from Chapter 11 proceedings. On March 5, 2004, the Bankruptcy Court confirmed Covanta Energy’s proposed plans of reorganization and on March 10, 2004, we acquired 100% of Covanta Energy’s equity for approximately $30 million in cash.
     ARC Holdings
     We, through our wholly-owned subsidiary Covanta Energy, acquired ARC Holdings on June 24, 2005 by purchasing 100% of the issued and outstanding shares of ARC Holdings capital stock. Our purchase price was $747 million, including transaction costs, for the stock of ARC Holdings and assumed the consolidated net debt of ARC Holdings, which was approximately $1.3 billion ($1.5 billion of consolidated indebtedness net of $0.2 billion of cash and restricted cash). We financed this transaction through a combination of debt and equity financing. The equity component of the financing was effected through the ARC Holdings rights offering, a rights offering to our existing stockholders that was consummated as of June 24, 2005.
     See Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations – Management’s Discussion and Analysis of Liquidity and Capital Resources – Financing Arrangements, and Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations – Management’s Discussion and Analysis of Liquidity and Capital Resources – Related Party Transactions – Affiliate Agreements, of the 2005 Form 10-K and also see Note 3 – Acquisitions and Dispositions and Note 18 – Long-Term Debt of the Notes to the Consolidated Financial Statements for a detailed description of the financing associated with this acquisition.
     ARC Holdings is now a wholly-owned subsidiary of Covanta Energy, and Covanta Energy controls the management and operations of the ARC Holdings facilities.
     Waste-to-Energy Projects
     The fundamental purpose of Covanta Energy’s waste-to-energy projects is to provide waste disposal services, typically to municipal clients who sponsor the projects. Generally, Covanta Energy provides these services pursuant to long-term service contracts. The electricity or steam generated is generally sold pursuant to long-term power purchase agreements with local utilities or industrial customers, and most of the resulting revenues reduce the overall cost of waste disposal services to the municipal clients. The original terms of the service contracts are each 20 or more years, with the majority now in the second half of their respective terms. Many of Covanta Energy’s service contracts may be renewed for varying periods of time, at the option of the municipal client. Covanta Energy receives its revenue in the form of fees pursuant to the service or waste contracts, and in some cases, energy purchase agreements, at facilities it owns or operates. TransRiver, one of Covanta Energy’s subsidiaries, markets waste disposal services to third parties predominantly to efficiently utilize that portion of the waste disposal capacity of Covanta Energy’s projects which is not dedicated to municipal clients under such long-term service contracts.

     Other Services Business
     Discussion of Other Services Business
     Given the significance of the Covanta Energy and ARC Holdings acquisitions to our business, results of operations and financial condition, we decided, during the third quarter of 2005, to combine the previously separate business segments of Insurance Services and Parent-only operations into one reportable segment referred to as “Other Services.”
     The operations of the parent company prior to the acquisition of Covanta Energy on March 10, 2004, primarily included general and administrative expense related to officer salaries, legal and other professional fees and insurance. Subsequent to the acquisition of Covanta Energy, these expenses are reimbursed by Covanta Energy under an administrative services agreement. The parent company operations also include income earned on its investments.
     Insurance Business
     Following the acquisitions of Covanta Energy and ARC Holdings, the relative contribution of our insurance business to our cash flow and its relative percentage of our financial obligations were significantly reduced. Consequently, unlike prior years, our insurance business neither contributes materially to our cash flow nor imposes material financial obligations on us.
     Our insurance business continues to represent an important element of our structure in that its NOLs were primarily generated through the operations of former subsidiaries of Danielson Indemnity Company, referred to as “DIND” in this prospectus. Our ability to utilize that portion of the NOLs will depend upon the continued inclusion of our insurance business in our consolidated federal income tax return. See Note 22 – Income Taxes of the Notes to the Consolidated Financial Statements for more information on our NOLs.
     Our insurance operations are conducted through wholly-owned subsidiaries. NAICC, an indirect wholly-owned subsidiary of ours through DIND, is our principal operating insurance subsidiary. NAICC has historically managed its business across four principal lines of business: non-standard private passenger automobile; commercial automobile; workers’ compensation; and property and casualty. However, as of December 31, 2004, NAICC was engaged in writing exclusively non-standard private passenger automobile primarily in California.
     Our insurance businesses have succeeded in reducing their loss ratio by tightening underwriting criteria, exiting unprofitable lines of business and focusing on writing more profitable lines of business through its arrangements with third parties providing marketing, underwriting and administration services. Such third parties do not have rate making authority or authority to enter into reinsurance arrangements. Such third parties are paid flat commission on new and renewal policies written and they participate in an incentive compensation arrangement dictated solely by underwriting results.
Shares of Common Stock Outstanding after the Offering
     As the offering for sale of our common stock by the selling stockholders identified in this prospectus of up to 17,711,491 shares of our common stock does not involve the issuance of any new shares of our common stock, it will not result in a change in the number of our common stock that are outstanding.

RISK FACTORS
     An investment in our common stock is very risky. The following risk factors could have a material adverse effect on our business, financial condition and results of operations. You should carefully consider the following factors and all the information in this prospectus supplement and in the other documentation that is referenced in this prospectus supplement.
Covanta Holding Corporation-Specific Risks
     We cannot be certain that our NOLs will continue to be available to offset our tax liability.
     As of December 31, 2005, we estimated that we had approximately $489 million of net operating loss tax carryforwards, referred to as “NOLs” in this prospectus supplement. In order to utilize the NOLs, we must generate consolidated taxable income which can offset such carryforwards. The NOLs are also utilized by income from certain grantor trusts that were established as part of the reorganization of certain of our subsidiaries engaged in the insurance business, referred to in this prospectus supplement as the “Mission Insurance entities.” The NOLs will expire if not used. The availability of NOLs to offset taxable income could be substantially reduced if we were to undergo an “ownership change” within the meaning of Section 382(g)(1) of the Internal Revenue Code. We will be treated as having had an “ownership change” if there is more than a 50% increase in stock ownership during a three-year “testing period” by “5% stockholders.”
     In order to help us preserve the NOLs, our certificate of incorporation contains stock transfer restrictions designed to reduce the risk of an ownership change for purposes of Section 382 of the Internal Revenue Code. The transfer restrictions were implemented in 1990, and we expect that the restrictions will remain in force as long as the NOLs are available. We cannot assure you, however, that these restrictions will prevent an ownership change.
     The NOLs will expire in various amounts, if not used, between 2006 and 2023. The Internal Revenue Service, referred to in this prospectus supplement as the “IRS,” has not audited any of our tax returns for any of the years during the carryforward period including those returns for the years in which the losses giving rise to the NOLs were reported. We cannot assure you that we would prevail if the IRS were to challenge the availability of the NOLs. If the IRS were successful in challenging our NOLs, all or some portion of the NOLs would not be available to offset our future consolidated taxable income and we may not be able to satisfy our obligations to Covanta Energy under a tax sharing agreement described below or to pay taxes that may be due from our consolidated tax group.
     Reductions in our NOLs could occur in connection with the administration of the grantor trusts associated with the Mission Insurance entities which are in state insolvency proceedings. During or at the conclusion of the administration of these grantor trusts, material taxable income could result which could utilize a substantial portion of our NOLs, which in turn could materially reduce our cash flow and possibly cause a substantial reduction of our deferred tax asset, as reflected in our financial statements. For a more detailed discussion of the Mission Insurance entities and the grantor trusts, see Item 2, Management’s Discussion and Analysis of Financial Condition and Results of Operations – Overview, and Note 11, Income Taxes in our Quarterly Report on Form 10-Q for the period ended March 31, 2006 that is incorporated in this prospectus supplement and related registration statement by reference
     In addition, if our existing insurance business were to require capital infusions from us in order to meet certain regulatory capital requirements and were we to fail to provide such capital, some or all of our subsidiaries comprising our insurance business could enter insurance insolvency or bankruptcy proceedings. In such event, such subsidiaries may no longer be included in our consolidated tax return, and a portion, which could constitute a significant portion, of our remaining NOLs may no longer be available to us. In such event, there may be a significant inclusion of taxable income in Covanta’s federal consolidated income tax return.
     Reduced liquidity and price volatility could result in a loss to investors.
     Although our common stock is listed on the New York Stock Exchange, referred to as the “NYSE” in this prospectus supplement, there can be no assurance as to the liquidity of an investment in our common stock or as to the price an investor may realize upon the sale of our common stock. These prices are determined in the marketplace and may be influenced by many factors, including the liquidity of the market for our common stock, the market price of our common stock, investor perception and general economic and market conditions, company performance and waste and energy market conditions.
     Concentrated stock ownership and a restrictive certificate of incorporation provision may discourage unsolicited acquisition proposals.

     As of April 18, 2006, SZ Investments, L.L.C., together with its affiliate EGI-Fund (05-07) Investors, L.L.C., referred to in this prospectus supplement as “Fund 05-07” and collectively with SZ Investments, L.L.C. “SZ Investments,” Third Avenue Trust, on behalf of Third Avenue Value Fund, referred to in this prospectus supplement as “Third Avenue,” and D. E. Shaw Laminar Portfolios, L.L.C., referred to in this prospectus supplement as “Laminar,” separately own or will have the right to acquire approximately 15.72%, 5.98% and 18.40%, respectively, or when aggregated, 40.10% of our outstanding common stock. Although there are no agreements among SZ Investments, Third Avenue and Laminar regarding their voting or disposition of shares of our common stock, the level of their combined ownership of shares of common stock could have the effect of discouraging or impeding an unsolicited acquisition proposal. In addition, the change in ownership limitations contained in Article Fifth of our certificate of incorporation could have the effect of discouraging or impeding an unsolicited takeover proposal.
     Future sales of our common stock may depress our stock price.
     No prediction can be made as to the effect, if any, that future sales of our common stock, or the availability of our common stock for future sales, will have on the market price of our common stock. Sales in the public market of substantial amounts of our common stock, or the perception that such sales could occur, could adversely affect prevailing market prices for our common stock. In addition to this offering, in connection with our acquisition of ARC Holdings, we have agreed to register upon demand, within twelve months of the June 24, 2005 closing of the ARC Holdings acquisition, the resale of certain shares held or acquired by Laminar, Third Avenue and SZ Investments in an underwritten public offering. The potential effect of these shares being sold may be to depress the price at which our common stock trades.
     Our controls and procedures may not prevent or detect all acts of fraud.
     Our management, including our Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within our companies have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by an unauthorized override of the controls. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and we cannot assure you that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and may not be detected.
     Failure to maintain an effective system of internal control over financial reporting may have an adverse effect on our stock price.
     Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, and the rules and regulations promulgated by the Securities and Exchange Commission, referred to in this prospectus supplement as the “SEC,” to implement Section 404, we are required to furnish a report by our management to include in our Annual Report on Form 10-K regarding the effectiveness of our internal control over financial reporting. The report includes, among other things, an assessment of the effectiveness of our internal control over financial reporting as of the end of our fiscal year, including a statement as to whether or not our internal control over financial reporting is effective. This assessment must include disclosure of any material weaknesses in our internal control over financial reporting identified by management.
     We have in the past discovered, and may potentially in the future, discover areas of our internal control over financial reporting which may require improvement. If we are unable to assert that our internal control over financial reporting is effective now or in any future period, or if our auditors are unable to express an opinion on the effectiveness of our internal controls, we could lose investor confidence in the accuracy and completeness of our financial reports, which could have an adverse effect on our stock price.
Waste and Energy Services Business-Specific Risks
     In connection with the ARC Holdings acquisition, Covanta has incurred a large amount of debt, and we cannot assure you that our cash flow from operations will be sufficient to pay this debt.

     Following the acquisition of ARC Holdings, Covanta Energy had corporate debt of $675 million, of which $629 million remains outstanding as of March 31, 2006, which we have guaranteed. Our ability to service this debt will depend upon:
•	the continued operation and maintenance of our facilities, consistent with historical performance levels;

•	compliance with our debt covenants under our, and our subsidiaries’, various credit arrangements;

•	compliance by our subsidiaries with their respective debt covenants in order to permit distributions of cash to Covanta Energy;

•	maintenance or enhancement of revenue from renewals or replacement of existing contracts and from new contracts to expand existing facilities or operate additional facilities;

•	market conditions affecting waste disposal and energy pricing, as well as competition from other companies for contract renewals, expansions and additional contracts, particularly after Covanta Energy’s existing contracts expire; and

•	the continued availability to Covanta Energy of the benefit of our NOLs under a tax sharing agreement.
     For a more detailed discussion of Covanta Energy’s domestic debt covenants, see Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations – Management’s Discussion and Analysis of Liquidity and Capital Resources – Waste and Energy Services Segment, of the 2005 Form 10-K and also see Note 18 – Long-Term Debt of the Notes to the Consolidated Financial Statements.”
     Covanta’s ability to make payments on its indebtedness and to fund planned capital expenditures and other necessary expenses will depend on its ability to generate cash and receive dividends and distributions from its subsidiaries in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. We cannot assure you that Covanta Energy’s business will generate sufficient cash flow from operations to pay this debt.
     We may not have access to the cash flow and other assets of our subsidiaries that may be needed to make payment on Covanta Energy’s debt.
     Much of our business is conducted through our subsidiaries. Our ability to make payments on the debt incurred by Covanta Energy is dependent on the earnings and the distribution of funds from our subsidiaries.
     Certain of our subsidiaries and affiliates are already subject to project and other financing arrangements and will not guarantee our obligations on Covanta Energy’s debts. The debt agreements of these subsidiaries and affiliates generally restrict their ability to pay dividends, make distributions or otherwise transfer funds to us. In addition, a substantial amount of the assets of our non-guarantor subsidiaries and affiliates has been pledged as collateral under their respective project financing agreements, or financings at intermediate subsidiary levels, and will be excluded entirely from the liens in favor of Covanta Energy’s financing. See Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations – Management’s Discussion and Analysis of Liquidity and Capital Resources – Waste and Energy Services Segment, of the 2005 Form 10-K and also see Note 18 – Long-Term Debt of the Notes to the Consolidated Financial Statements for a more complete description of the terms of such indebtedness. We cannot assure you that certain of the agreements governing the current and future indebtedness of our subsidiaries will permit our subsidiaries to provide us with sufficient dividends, distributions or loans to fund payments on the Covanta Energy indebtedness when due.

     Our ability to grow our Waste and Energy Services business may be limited.
     Our ability to grow our Waste and Energy Services business by investing in new projects may be limited by debt covenants in Covanta Energy’s principal financing agreements, and by potentially fewer market opportunities for new waste-to-energy facilities. Our Waste and Energy Services business is based upon building and operating municipal solid waste disposal and energy generating projects, which are capital intensive businesses that require financing through direct investment and the incurrence of debt. The covenants in Covanta Energy’s financing agreements limit investments in new projects or acquisitions of new businesses and place restrictions on Covanta Energy’s ability to expand existing projects. The covenants limit borrowings to finance new construction, except in limited circumstances related to expansions of existing facilities.
     Operation of our Waste and Energy Services facilities and the expansion of facilities involve significant risks.
     The operation of our waste and Energy Services facilities and the construction of new or expanded facilities involve many risks, including:
•	the inaccuracy of our assumptions with respect to the timing and amount of anticipated revenues;

•	supply interruptions;

•	the breakdown or failure of equipment or processes;

•	difficulty or inability to find suitable replacement parts for equipment;

•	the unavailability of sufficient quantities of waste;

•	decreases in the fees for solid waste disposal;

•	decreases in the demand or market prices for recovered ferrous or non-ferrous metal;

•	disruption in the transmission of electricity generated;

•	permitting and other regulatory issues, license revocation and changes in legal requirements;

•	labor disputes and work stoppages;

•	unforeseen engineering and environmental problems;

•	unanticipated cost overruns;

•	weather interferences, catastrophic events including fires, explosions, earthquakes, droughts and acts of terrorism;

•	the exercise of the power of eminent domain; and

•	performance below expected levels of output or efficiency.
     We cannot predict the impact of these risks on our Waste and Energy Services business or operations. These risks, if they were to occur, could prevent Covanta Energy and its subsidiaries from meeting their obligations under their operating contracts.

     Development, construction and operation of new projects may not commence as scheduled, or at all.
     The development and construction of new facilities involves many risks including siting, permitting, financing and construction delays and expenses, start-up problems, the breakdown of equipment and performance below expected levels of output and efficiency. New facilities have no operating history and may employ recently developed technology and equipment. Our Waste and Energy Services businesses maintain insurance to protect against risks relating to the construction of new projects; however, such insurance may not be adequate to cover lost revenues or increased expenses. As a result, a new facility may be unable to fund principal and interest payments under its debt service obligations or may operate at a loss. In certain situations, if a facility fails to achieve commercial operation, at certain levels or at all, termination rights in the agreements governing the facility’s financing may be triggered, rendering all of the facility’s debt immediately due and payable. As a result, the facility may be rendered insolvent and we may lose our interest in the facility.
     Our insurance and contractual protections may not always cover lost revenues, increased expenses or liquidated damages payments.
     Although our Waste and Energy Services businesses maintain insurance, obtain warranties from vendors, require contractors to meet certain performance levels and, in some cases, pass risks, we cannot control to the service recipient or output purchaser, the proceeds of such insurance, warranties, performance guarantees or risk sharing arrangements may not be adequate to cover lost revenues, increased expenses or liquidated damages payments.
     Performance reductions could materially and adversely affect us and our projects may operate at lower levels than expected.
     Most service agreements for our waste-to-energy facilities provide for limitations on damages and cross-indemnities among the parties for damages that such parties may incur in connection with their performance under the contract. In most cases, such contractual provisions excuse our Waste and Energy Services businesses from performance obligations to the extent affected by uncontrollable circumstances and provide for service fee adjustments if uncontrollable circumstances increase its costs. We cannot assure you that these provisions will prevent our Waste and Energy Services businesses from incurring losses upon the occurrence of uncontrollable circumstances or that if our Waste and Energy Services businesses were to incur such losses they would continue to be able to service their debt.
     Covanta Energy and certain of its subsidiaries have issued or are party to performance guarantees and related contractual obligations associated with its waste-to-energy, independent power and water facilities. With respect to its domestic businesses, Covanta Energy and certain of its subsidiaries have issued guarantees to their municipal clients and other parties that Covanta Energy’s subsidiaries will perform in accordance with contractual terms, including, where required, the payment of damages or other obligations. The obligations guaranteed will depend upon the contract involved. Many of Covanta Energy’s subsidiaries have contracts to operate and maintain waste-to-energy facilities. In these contracts the subsidiary typically commits to operate and maintain the facility in compliance with legal requirements; to accept minimum amounts of solid waste; to generate a minimum amount of electricity per ton of waste; and to pay damages to contract counterparties under specified circumstances, including those where the operating subsidiary’s contract has been terminated for default. Any contractual damages or other obligations incurred by Covanta Energy and certain of its subsidiaries could be material, and in circumstances where one or more subsidiary’s contract has been terminated for its default, such damages could include amounts sufficient to repay project debt. Additionally, damages payable under such guarantees on our owned waste-to-energy facilities could expose us to recourse liability on project debt. Covanta Energy and certain of its subsidiaries may not have sufficient sources of cash to pay such damages or other obligations. We cannot assure you that Covanta Energy and such subsidiaries will be able to continue to avoid incurring material payment obligations under such guarantees or that if it did incur such obligations that they would have the cash resources to pay them.
     Our Waste and Energy Services businesses generate their revenue primarily under long-term contracts and must avoid defaults under their contracts in order to service their debt and avoid material liability to contract counterparties.
     Covanta Energy’s subsidiaries must satisfy performance and other obligations under contracts governing waste-to-energy facilities. These contracts typically require Covanta Energy’s subsidiaries to meet certain performance criteria relating to amounts of waste processed, energy generation rates per ton of waste processed, residue quantity and environmental standards. The failure of Covanta Energy subsidiaries to satisfy these criteria may subject them to termination of their respective operating contracts. If such a termination were to occur, Covanta Energy’s subsidiaries would lose the cash flow related to the projects and incur material termination damage liability, which may be guaranteed by Covanta Energy or certain of its subsidiaries. In circumstances where the contract of one or more subsidiaries has been terminated due to the default of the Covanta Energy subsidiary they may not have sufficient sources of cash to pay such damages. We cannot assure you that Covanta Energy’s subsidiaries will be able to continue to perform their respective obligations under such contracts in order to avoid such contract terminations, or damages related to any such contract termination, or that if they could not avoid such terminations that they would have the cash resources to pay amounts that may then become due.
     Covanta Energy and certain of its subsidiaries have provided guarantees and support in connection with its subsidiaries’ projects.
     Covanta Energy and certain of its subsidiaries are obligated to guarantee or provide financial support for its subsidiaries’ projects in one or more of the following forms:
•	support agreements in connection with service or operating agreement-related obligations;

•	direct guarantees of certain debt relating to three of its facilities;

•	contingent obligation to pay lease payment installments in connection with three of its facilities;

•	contingent credit support for damages arising from performance failures;

•	environmental indemnities; and

•	contingent capital and credit support to finance costs, in most cases in connection with a corresponding increase in service fees, relating to uncontrollable circumstances.
     Many of these contingent obligations cannot readily be quantified, but, if we were required to provide this support, it may be material to our cash flow and financial condition.
     Covanta Energy may face increased risk of market influences on its domestic revenues after its contracts expire.
     Covanta Energy’s contracts to operate waste-to-energy projects expire on various dates between 2008 and 2023, and its contracts to sell energy output generally expire when the project’s operating contract expires. Expiration of these contracts will subject Covanta to greater market risk in maintaining and enhancing its revenues. As its operating contracts at municipally-owned projects approach expiration, Covanta Energy will seek to enter into renewal or replacement contracts to continue operating such projects. However, we cannot assure you that Covanta Energy will be able to enter into renewal or replacement contracts on terms favorable to it, or at all. Covanta Energy will seek to bid competitively for additional contracts to operate other facilities as similar contracts of other vendors expire. The expiration of existing energy sales contracts, if not renewed, will require Covanta Energy to sell project energy output either into the electricity grid or pursuant to new contracts.
     At some of our facilities, market conditions may allow Covanta Energy to effect extensions of existing operating contracts along with facility expansions. Such extensions and expansions are currently being considered at a limited number of Covanta Energy’s facilities in conjunction with its municipal clients. If Covanta Energy is unable to reach agreement with its municipal clients on the terms under which it would implement such extensions and expansions, or if the implementation of these extensions, including renewals and replacement contracts, and expansions are materially delayed, this may adversely affect Covanta Energy’s cash flow and profitability. We cannot assure you that Covanta Energy will be able to enter into such contracts or that the terms available in the market at the time will be favorable to it.
     Our Waste and Energy Services businesses depend on performance by third parties under contractual arrangements.
     Our Waste and Energy Services businesses depend on a limited number of third parties to, among other things, purchase the electric and steam energy produced by our facilities, and supply and deliver the waste and other goods and services necessary for the operation of our energy facilities. The viability of our facilities depends significantly upon the performance by third parties in accordance with long-term contracts, and such performance depends on factors which may be beyond our control. If those third parties do not perform their obligations, or are excused from performing their obligations because of nonperformance by our Waste and Energy Services businesses or other parties to the contracts, or due to force majeure events or changes in laws or regulations, our

Waste and Energy Services businesses may not be able to secure alternate arrangements on substantially the same terms, if at all, for the services provided under the contracts. In addition, the bankruptcy or insolvency of a participant or third party in our Waste and Energy Services facilities could result in nonpayment or nonperformance of that party’s obligations to us.
     Concentration of suppliers and customers may expose us to heightened financial exposure.
     Our Waste and Energy Services businesses often rely on single suppliers and single customers at our facilities, exposing such facilities to financial risks if any supplier or customer should fail to perform its obligations.
     Our Waste and Energy Services businesses often rely on a single supplier to provide waste, fuel, water and other services required to operate a facility and on a single customer or a few customers to purchase all or a significant portion of a facility’s output. In most cases our Waste and Energy Services businesses have long-term agreements with such suppliers and customers in order to mitigate the risk of supply interruption. The financial performance of these facilities depends on such customers and suppliers continuing to perform their obligations under their long-term agreements. A facility’s financial results could be materially and adversely affected if any one customer or supplier fails to fulfill its contractual obligations and we are unable to find other customers or suppliers to produce the same level of profitability. We cannot assure you that such performance failures by third parties will not occur, or that if they do occur, such failures will not adversely affect the cash flows or profitability of our Waste and Energy Services business.
     In addition, for their waste-to-energy facilities, our subsidiaries rely on their municipal clients as a source not only of waste for fuel but also of revenue from fees for disposal services our subsidiaries provide. Because contracts of our subsidiaries with their municipal clients are generally long-term, our subsidiaries may be adversely affected if the credit quality of one or more of their municipal clients were to decline materially.
     Our Waste and Energy Services business is subject to pricing fluctuations caused by the waste disposal and energy markets.
     While our Waste and Energy Services businesses both sell the majority of their waste disposal capacity and energy output pursuant to long-term contracts, a portion of this capacity and output representing approximately 30% of our anticipated revenue through 2009 is subject to market price fluctuation. With the acquisition of ARC Holdings, a larger percentage of our revenue is subject to market risk from fluctuations in waste market prices than has historically been the case. Consequently, short-term fluctuations in the waste and energy markets may have a greater impact on our revenues than we have previously experienced.
     Covanta Energy’s waste operations are concentrated in one region, and expose us to regional economic or market declines.
     The majority of Covanta Energy’s waste disposal facilities are located in the northeastern United States, primarily along the Washington, D.C. to Boston, Massachusetts corridor. Adverse economic developments in this region could affect regional waste generation rates and demand for waste disposal services provided by Covanta Energy. Adverse market developments caused by additional waste disposal capacity in this region could adversely affect waste disposal pricing. Either of these developments could have a material adverse effect on Covanta Energy’s revenues and cash generation.
     Some of Covanta Energy’s energy contracts involve greater risk of exposure to performance levels which could result in materially lower revenues.
     Eight of our 31 waste-to-energy facilities receive 100% of the energy revenues they generate. As a result, if we are unable to operate these facilities at their historical performance levels for any reason, our revenues from energy sales could materially decrease.
     We may be unable to integrate the operations of ARC Holdings and Covanta Energy successfully and may not realize the full anticipated benefits of the acquisition.
     Achieving the anticipated benefits of the recent acquisition of ARC Holdings will depend in part upon our ability to integrate the two companies’ businesses in an efficient and effective manner. Our attempt to integrate two companies that have previously operated independently may result in significant challenges, and we may be unable to accomplish the integration smoothly or successfully. In particular, the necessity of coordinating organizations in additional locations and addressing possible differences in corporate cultures and management philosophies may increase the difficulties of integration. The integration will require the dedication of significant management resources, which may temporarily distract management’s attention from the day-to-day operations of the businesses of the combined company. The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of one or more of the combined company’s businesses and the loss of key personnel. Employee uncertainty and lack of focus during the integration process may also disrupt the businesses of the combined company. Any inability of management to successfully integrate ARC Holdings’ operations with the operations of Covanta Energy could have a material adverse effect on our business and financial condition.
     The anticipated benefits of the transaction include the elimination of duplicative costs, the strategic expansion of Covanta Energy’s core waste-to-energy business in the northeast region of the United States and the strengthening of Covanta Energy’s credit profile and lowering of our cost of capital. We may not be able to realize, in whole or in part, or within the anticipated time frames, any of these expected costs savings or improvements. The realization of the anticipated benefits of the transaction are subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. As a result, we may not be able to achieve our expected results of operations and our actual income, cash flow or earnings available to satisfy debt obligations may be materially lower than the pro forma results we have previously filed with the SEC.
     Exposure to international economic and political factors may materially and adversely affect our Waste and Energy Services businesses.
     Covanta Power International Holdings, Inc., which we refer to as “CPIH” in this prospectus supplement, is a wholly-owned subsidiary of Covanta Energy. CPIH’s operations are conducted entirely outside the United States and expose it to legal, tax, currency, inflation, convertibility and repatriation risks, as well as potential constraints on the development and operation of potential business, any of which can limit the benefits to CPIH of a foreign project.
     CPIH’s projected cash distributions from existing facilities come from facilities located in countries with sovereign ratings below investment grade, including Bangladesh, the Philippines and India. The financing, development and operation of projects outside the United States can entail significant political and financial risks, which vary by country, including:
•	changes in law or regulations;

•	changes in electricity tariffs;

•	changes in foreign tax laws and regulations;

•	changes in United States federal, state and local laws, including tax laws, related to foreign operations;

•	compliance with United States federal, state and local foreign corrupt practices laws;

•	changes in government policies or personnel;

•	changes in general economic conditions affecting each country, including conditions in financial markets;

•	changes in labor relations in operations outside the United States;

•	political, economic or military instability and civil unrest; and

•	expropriation and confiscation of assets and facilities.
     The legal and financial environment in foreign countries in which CPIH currently owns assets or projects also could make it more difficult for it to enforce its rights under agreements relating to such projects.
     Any or all of the risks identified above with respect to the CPIH projects could adversely affect our revenue and cash generation. As a result, these risks may have a material adverse effect on our Waste and Energy Services business, consolidated financial condition and results of operations.

     Exposure to foreign currency fluctuations may affect CPIH’s costs of operations.
     CPIH participates in projects in jurisdictions where limitations on the convertibility and expatriation of currency have been lifted by the host country and where such local currency is freely exchangeable on the international markets. In most cases, components of project costs incurred or funded in the currency of the United States are recovered with limited exposure to currency fluctuations through negotiated contractual adjustments to the price charged for electricity or service provided. This contractual structure may cause the cost in local currency to the project’s power purchaser or service recipient to rise from time to time in excess of local inflation. As a result, there is a risk in such situations that such power purchaser or service recipient will, at least in the near term, be less able or willing to pay for the project’s power or service.
     Exposure to fuel supply prices may affect CPIH’s costs and results of operations.
     Changes in the market prices and availability of fuel supplies to generate electricity may increase CPIH’s cost of producing power, which could adversely impact our energy businesses’ profitability and financial performance.
     The market prices and availability of fuel supplies of some of CPIH’s facilities fluctuate. Any price increase, delivery disruption or reduction in the availability of such supplies could affect CPIH’s ability to operate its facilities and impair its cash flow and profitability. CPIH may be subject to further exposure if any of its future operations are concentrated in facilities using fuel types subject to fluctuating market prices and availability. We may not be successful in our efforts to mitigate our exposure to supply and price swings.
     Our inability to obtain resources for operations may adversely affect our ability to effectively compete.
     Our waste-to-energy facilities depend on solid waste for fuel, which provides a source of revenue. For most of our facilities, the prices they charge for disposal of solid waste are fixed under long-term contracts and the supply is guaranteed by sponsoring municipalities. However, for some of our waste-to-energy facilities, the availability of solid waste to us, as well as the tipping fee that we must charge to attract solid waste to its facilities, depends upon competition from a number of sources such as other waste-to-energy facilities, landfills and transfer stations competing for waste in the market area. In addition, we may need to obtain waste on a competitive basis as our long-term contracts expire at our owned facilities. There has been consolidation and there may be further consolidation in the solid waste industry which would reduce the number of solid waste collectors or haulers that are competing for disposal facilities or enable such collectors or haulers to use wholesale purchasing to negotiate favorable below-market disposal rates. The consolidation in the solid waste industry has resulted in companies with vertically integrated collection activities and disposal facilities. Such consolidation may result in economies of scale for those companies as well as the use of disposal capacity at facilities owned by such companies or by affiliated companies. Such activities can affect both the availability of waste to us for disposal at some of our waste-to-energy facilities and market pricing.
     Our efforts to grow our business will require us to incur significant costs in business development, often over extended periods of time, with no guarantee of success.
     Our efforts to grow our waste and energy business will depend in part on how successful we are in developing new projects and expanding existing projects. The development period for each project may occur over several years, during which we incur substantial expenses relating to siting, design, permitting, community relations, financing and professional fees associated with all of the foregoing. Not all of our development efforts will be successful, and we may decide to cease developing a project for a variety of reasons. If the cessation of our development efforts were to occur at an advanced stage of development, we may have incurred a material amount of expenses for which we will realize no return.
     Compliance with environmental laws could adversely affect our results of operations.
     Costs of compliance with federal, state and local existing and future environmental regulations could adversely affect our cash flow and profitability. Our Waste and Energy Services businesses are subject to extensive environmental regulation by federal, state and local authorities, primarily relating to air, waste (including residual ash from combustion) and water. We are required to comply with numerous environmental laws and regulations and to obtain numerous governmental permits in operating our facilities. Our Waste and Energy Services businesses may incur significant additional costs to comply with these requirements. Environmental regulations may also limit our ability to operate our facilities at maximum capacity or at all. If our Waste and Energy Services businesses fail to comply with these requirements, we could be subject to civil or criminal liability, damages and fines. Existing environmental regulations could be revised or reinterpreted and new laws and regulations could be adopted or become applicable to us or our facilities, and future changes in environmental laws and regulations could occur. This may materially increase the amount we must invest to bring our facilities into compliance. In addition, lawsuits or enforcement actions by federal and/or state regulatory agencies may materially increase our costs. Stricter environmental regulation of air emissions, solid waste handling or combustion, residual ash handling and disposal, and waste water discharge could materially affect our cash flow and profitability.
     Our Waste and Energy Services businesses may not be able to obtain or maintain, from time to time, all required environmental regulatory approvals. If there is a delay in obtaining any required environmental regulatory approvals or if we fail to obtain and comply with them, the operation of our facilities could be jeopardized or become subject to additional costs.
     Energy regulation could adversely affect our revenues and costs of operations.
     Our Waste and Energy Services businesses are subject to extensive energy regulations by federal, state and foreign authorities. We cannot predict whether the federal, state or foreign governments will modify or adopt new legislation or regulations relating to the solid waste or energy industries. The economics, including the costs, of operating our facilities may be adversely affected by any changes in these regulations or in their interpretation or implementation or any future inability to comply with existing or future regulations or requirements.
     The Federal Power Act, commonly referred to as the “FPA,” regulates energy generating companies and their subsidiaries and places constraints on the conduct of their business. The FPA regulates wholesale sales of electricity and the transmission of electricity in interstate commerce by public utilities. Under the Public Utility Regulatory Policies Act of 1978, commonly referred to as “PURPA,” our domestic facilities are exempt from most provisions of the FPA and state rate regulation. Our foreign projects are also exempt from regulation under the FPA.
     The Energy Policy Act of 2005 enacted comprehensive changes to the domestic energy industry which may affect our businesses. The Energy Policy Act removed certain regulatory constraints that previously limited the ability of utilities and utility holding companies to invest in certain activities and businesses, which may have the effect over time of increasing competition in energy markets in which we participate. In addition, the Energy Policy Act includes provisions that may remove some of the benefits provided to non-utility electricity generators, like Covanta Energy, after its existing energy sale contracts expire. As a result, we may face increased competition after such expirations occur.
     If our Waste and Energy Services businesses become subject to either the FPA or lose the ability under PURPA to require utilities to purchase our electricity, the economics and operations of our energy projects could be adversely affected, including as a result of rate regulation by the Federal Energy Regulatory Commission, referred to as the “FERC” in this prospectus supplement, with respect to our output of electricity, which could result in lower prices for sales of electricity. In addition, depending on the terms of the project’s power purchase agreement, a loss of our exemptions could allow the power purchaser to cease taking and paying for electricity under existing contracts. Such results could cause the loss of some or all contract revenues or otherwise impair the value of a project and could trigger defaults under provisions of the applicable project contracts and financing agreements. Defaults under such financing agreements could render the underlying debt immediately due and payable. Under such circumstances, we cannot assure you that revenues received, the costs incurred, or both, in connection with the project could be recovered through sales to other purchasers.
     Failure to obtain regulatory approvals could adversely affect our operations.
     Our Waste and Energy Services businesses are continually in the process of obtaining or renewing federal, state and local approvals required to operate our facilities. While our Waste and Energy Services businesses currently have all necessary operating approvals, we may not always be able to obtain all required regulatory approvals, and we may not be able to obtain any necessary modifications to existing regulatory approvals or maintain all required regulatory approvals. If there is a delay in obtaining any required regulatory approvals or if we fail to obtain and comply with any required regulatory approvals, the operation of our facilities or the sale of electricity to third parties could be prevented, made subject to additional regulation or subject our Waste and Energy Services businesses to additional costs or a decrease in revenue.
     The energy industry is becoming increasingly competitive, and we might not successfully respond to these changes.
     We may not be able to respond in a timely or effective manner to the changes resulting in increased competition in the energy industry in both domestic and international markets. These changes may include deregulation of the electric utility industry in some markets, privatization of the electric utility industry in other markets and increasing competition in all markets. To the extent U.S. competitive pressures increase and the pricing and sale of electricity assumes more characteristics of a commodity business, the economics of our business may come under increasing pressure. Regulatory initiatives in foreign countries where our Waste and Energy Services businesses have or will have operations involve the same types of risks.
     Changes in technology may have a material adverse effect on our profitability.
     Research and development activities are ongoing to provide alternative and more efficient technologies to dispose of waste or produce power, including fuel cells, microturbines and solar cells. It is possible that advances in these or other technologies will reduce the cost of waste disposal or power production from these technologies to a level below our costs. Furthermore, increased conservation efforts could reduce the demand for power or reduce the value of our facilities. Any of these changes could have a material adverse effect on our revenues and profitability.
     We have incurred and will continue to incur significant transaction and combination-related costs in connection with the acquisition of ARC Holdings.
     We expect to incur significant costs, which we currently estimate to be approximately $20 million through 2007, including costs incurred to date, associated with combining the operations of Covanta Energy and ARC Holdings. However, we cannot predict with certainty the ultimate amount of those charges at this stage of the integration process. Although we expect the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, we cannot give any assurance that this net benefit will be achieved as planned in the near future or at all.
Insurance Business-Specific Risks
     Insurance regulations may affect NAICC’s operations.
     The insurance industry is highly regulated. NAICC is subject to regulation by state and federal regulators, and a significant portion of NAICC’s operations are subject to regulation by the state of California. Changes in existing insurance regulations or adoption of new regulations or laws which could affect NAICC’s results of operations and financial condition may include, without limitation, proposed changes to California’s personal automobile rating regulations, extension of California’s Low Cost Automobile Program beyond Los Angeles and San Francisco counties and changes to California’s workers’ compensation laws. We cannot predict the impact of changes in existing insurance regulations or adoption of new regulations or laws on NAICC’s results of operations and financial condition.
     The insurance products sold by NAICC are subject to intense competition.
     The insurance products sold by NAICC are subject to intense competition from many competitors, many of whom have substantially greater resources than NAICC. The California non-standard personal automobile marketplace consists of over 100 carriers.
     In order to decrease rates, insurers in California must obtain prior permission for rate reductions from the California Department of Insurance. In lieu of requesting rate decreases, competitors may soften underwriting standards as an alternative means of attracting new business. Such tactics, should they occur, would introduce new levels of risk for NAICC and could limit NAICC’s ability to write new policies or renew existing profitable policies. We cannot assure you that NAICC will be able to successfully compete in these markets and generate sufficient premium volume at attractive prices to be profitable. This risk is enhanced by the reduction in lines of business NAICC writes as a result of its decision to reduce underwriting operations.
     If NAICC’s loss experience exceeds its estimates, additional capital may be required.
     Unpaid losses and loss adjustment expenses are based on estimates of reported losses, historical company experience of losses reported for reinsurance assumed and historical company experience for unreported claims. Such liability is, by necessity, based on estimates that may change in the near term. NAICC cannot assure you that the ultimate liabilities will not exceed, or even materially exceed, the amounts estimated. If the ultimate liability materially exceeds estimates, then additional capital may be required to be contributed to some of our insurance subsidiaries. NAICC and the other insurance subsidiaries received additional capital contributions from us in 2003 and 2002, and NAICC cannot provide any assurance that it and its subsidiaries will be able to obtain additional capital on commercially reasonable terms or at all.
     In addition, due to the fact that NAICC and its other insurance subsidiaries are in the process of running off several significant lines of business, the risk of adverse development and the subsequent requirement to obtain additional capital is heightened.
     Failure to satisfy capital adequacy and risk-based capital requirements would require NAICC to obtain additional capital.
     NAICC is subject to regulatory risk-based capital requirements. Depending on its risk-based capital, NAICC could be subject to various levels of increasing regulatory intervention ranging from company action to mandatory control by insurance regulatory authorities. NAICC’s capital and surplus is also one factor used to determine its ability to distribute or loan funds to us. If NAICC has insufficient capital and surplus, as determined under the risk-based capital test, it will need to obtain additional capital to establish additional reserves. NAICC cannot provide any assurance that it will be able to obtain such additional capital on commercially reasonable terms or at all.

FORWARD-LOOKING STATEMENTS
Cautionary Note Regarding Forward-Looking Statements
     This prospectus supplement and the related prospectus and registration statement contain statements that may constitute “forward-looking” statements as defined in Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995, referred to as the “PSLRA” in this prospectus supplement, or in releases made by the SEC, all as may be amended from time to time. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of us and our subsidiaries, or industry results, to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Statements that are not historical fact are forward-looking statements. Forward-looking statements can be identified by, among other things, the use of forward-looking language, such as the words “plan,” “believe,” “expect,” “anticipate,” “intend,” “estimate,” “project,” “may,” “will,” “would,” “could,” “should,” “seeks,” or “scheduled to,” or other similar words, or the negative of these terms or other variations of these terms or comparable language, or by discussion of strategy or intentions. These cautionary statements are being made pursuant to the Securities Act of 1933, the Exchange Act of 1934 and the PSLRA with the intention of obtaining the benefits of the “safe harbor” provisions of such laws. We caution investors that any forward-looking statements made by us are not guarantees or indicative of future performance. Important assumptions and other important factors that could cause actual results to differ materially from those forward-looking statements with respect to us include, but are not limited to, the risks and uncertainties affecting our businesses described in “Risk Factors,” in Item 1A of our Annual Report on Form 10-K, for the year ended December 31, 2005 and in registration statements and other securities filings by us and our subsidiaries.
     Although we believe that our plans, intentions and expectations reflected in or suggested by such forward-looking statements are reasonable, actual results could differ materially from a projection or assumption in any of its forward-looking statements. Our future financial condition and results of operations, as well as any forward-looking statements, are subject to change and inherent risks and uncertainties. The forward-looking statements contained in this prospectus supplement and related prospectus and registration statement are made only as of the date hereof and we do not have or undertake any obligation to update or revise any forward-looking statements whether as a result of new information, subsequent events or otherwise, unless otherwise required by law.

USE OF PROCEEDS
     The selling stockholders are offering all of the shares of common stock covered by this prospectus supplement. We will not receive any proceeds from the sale of the shares by the selling stockholders.
SELLING STOCKHOLDERS
     As more fully described in Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations — Management’s Discussion of Liquidity and Capital Resources — Related Party Transactions — Affiliate Agreements, of the 2005 Form 10-K, the selling stockholders were the bridge lenders who provided the $40.0 million of aggregate bridge financing for the Covanta Energy acquisition. We issued to the bridge lenders an aggregate of 5,120,853 shares of our common stock primarily in consideration for the $40.0 million of aggregate bridge financing. In addition, under the note purchase agreement and based upon the levels of public participation in the June 2004 rights offering, Laminar converted approximately $13.4 million of the notes to acquire an additional 8.75 million shares of our common stock at $1.53 per share.
     Pursuant to the registration rights agreement, we are required to file a registration statement with the SEC to register the shares of common stock issued to or acquired by the bridge lenders under the note purchase agreement and to use our commercially reasonable efforts to keep the registration statement effective until all the shares covered by the registration statement have been sold. These shares, which are the shares of our common stock covered by this prospectus supplement, include the shares of our common stock issued in consideration of providing financing to us under the note purchase agreement and shares acquired in the recent rights offering relating to those shares, as well as the 8.75 million shares issued to Laminar pursuant to the note purchase agreement. See Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations — Management’s Discussion of Liquidity and Capital Resources — Related Party Transactions — Affiliate Agreements, of the 2005 Form 10-K for a description of our transactions with the selling stockholders.
     The selling stockholders are not making any representation that any shares covered by this prospectus supplement will be offered for sale. The selling stockholders reserve the right to accept or reject, in whole or in part, any proposed sale of shares. The following table sets forth the number of shares of our common stock owned by the selling stockholders as of April 18, 2006, and the number of shares of our common stock that will be owned assuming the sale of all the shares offered hereby.
     The information included in the table below as to the selling stockholders has been furnished to us by or on behalf of the selling stockholders for inclusion in this prospectus supplement. The information is based upon the assumption that the selling stockholders do not sell any shares of our common stock shown in the table as owned other than the shares of common stock to be sold under this prospectus supplement.

					Number of
	Number of				Shares of	Percentage of
	Shares of				Common stock	Common stock
	Common		Percentage of	Number of	Beneficially	Beneficially
	Stock		Common Stock	Shares of	Owned After	Owned After
	Beneficially		Beneficially	Common Stock	Completion of	Completion of
Name of Selling Stockholder (1)	Owned		Owned	Available for Sale	the Offering	the Offering

SZ Investments, L.L.C. (2) 2 N. Riverside Plaza Chicago, IL 60606	23,176,282		15.72%	2,240,372	20,935,910	14.20%

Third Avenue Management LLC (3) 622 Third Avenue, 32nd Floor New York, NY 10017	8,816,889	(4)	5.98%	2,240,372	6,576,517	4.46%

D. E. Shaw Laminar Portfolios, L.L.C. (5) 120 West Forty-Fifth Street Floor 39, Tower 45 New York, NY 10036	27,127,505		18.40%	13,230,747	13,896,758	9.43%

(1)	In accordance with provisions of our certificate of incorporation, all certificates representing shares of our common stock beneficially owned by holders of 5% or more of our common stock are owned of record by us, as escrow agent, and are physically held by us in that capacity.

(2)	This includes the shares owned as follows: (a) 19,500,900 shares that SZ Investments beneficially owns with shared voting and dispositive power, (b) 3,430,448 shares that Fund 05-07 beneficially owns with shared voting and dispositive power, (c) 244,934 shares that EGI beneficially owns with shared voting and dispositive power, and (d) all 23,176,282 shares listed in the preceding (a)-(c) as beneficially owned by SZ Investments, Fund 05-07 and EGI, respectively, are also beneficially owned with shared voting and dispositive power with Chai Trust Company, L.L.C., referred to as “Chai Trust” in this prospectus supplement.

SZ Investments is the managing member of Fund 05-07. SZ Investments, Fund 05-07 and EGI are each indirectly controlled by various trusts established for the benefit of Samuel Zell and members of his family, the trustee of each of which is Chai Trust. Chai Trust has shared voting and dispositive power as to all such shares beneficially owned by SZ Investments, Fund 05-07 and EGI. Mr. Zell is not a director or officer of Chai Trust and thus disclaims beneficial ownership of all such shares, except to the extent of his pecuniary interest therein.

Each of Mr. Zell and William C. Pate is an executive officer of EGI and Mr. Zell is an executive officer of Fund 05-07 and SZ Investments. Mr. Zell was elected as the Chairman of the Board of the Company in September 2005 and he also previously served as a director from 1999 to 2004 and as Chairman of the Board of the Company from July 2002 to October 2004, when he did not stand for re-election. In addition, Mr. Zell was the President and Chief Executive Officer of the Company from July 2002 until his resignation as of April 27, 2004. Mr. Pate served as Chairman of the Board of the Company from October 2004 through September 2005 and has been a director since 1999. The addresses of each of Fund 05-07 and EGI are as set forth in the table above for SZ Investments.

(3)	Third Avenue, a registered investment advisor under Section 203 of the Investment Advisors Act of 1940, as amended, invests funds on a discretionary basis on behalf of investment companies registered under the Investment Company Act of 1940, as amended, and on behalf of individually managed separate accounts. David M. Barse has served as one of our directors since 1996 and was our President and Chief Operating Officer from July 1996 until July 2002. Since February 1998, Mr. Barse has served as President, and since June 2003, Chief Executive Officer of Third Avenue.

(4)	The shares beneficially owned by Third Avenue are held by Third Avenue Value Fund Series of the Third Avenue Trust. Third Avenue beneficially owns 8,816,889 shares of our common stock, with sole voting power and sole dispositive power with respect to all of those shares. Third Avenue Value Fund has the right to receive dividends from, and the proceeds from the sale of the 8,816,889 shares. These shares do not include the 621,502 shares beneficially owned by Mr. Barse (including shares underlying currently exercisable options to purchase an aggregate of 138,425 shares of common stock at exercise prices ranging from $5.31 to $7.06 per share).

(5)	Laminar currently has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the 27,127,505 shares of our common stock owned by Laminar. D. E. Shaw & Co., L.P., referred to as “DESCO LP” in this prospectus supplement, as Laminar’s investment adviser, and D. E. Shaw & Co., L.L.C., referred to as “DESCO LLC” in this prospectus supplement, as Laminar’s managing member, also may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the shares of our common stock. As general partner of DESCO LP, D. E. Shaw & Co., Inc., referred to as “DESCO, Inc.” in this prospectus supplement, may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the shares of our common stock. As managing member of DESCO LLC, D. E. Shaw & Co. II, Inc., referred to as “DESCO II, Inc.” in this prospectus supplement, may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the shares of our common stock. None of DESCO LP, DESCO LLC, DESCO, Inc., or DESCO II, Inc. owns any of our shares directly, and each such entity disclaims beneficial ownership of the shares of our common stock.

David E. Shaw does not own any shares of our common stock directly. By virtue of David E. Shaw’s position as president and sole shareholder of DESCO, Inc., which is the general partner of DESCO LP, and by virtue of David E. Shaw’s position as president and sole shareholder of DESCO II, Inc., which is the managing member of DESCO LLC, David E. Shaw may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the shares of our common stock owned by Laminar, and therefore, David E. Shaw may be deemed to be the beneficial owner of such shares of our common stock. David E. Shaw disclaims beneficial ownership of the shares of our common stock.

PLAN OF DISTRIBUTION
     The selling stockholders and any of their donees, pledgees, assignees or other successors-in-interest, all of which are included when we refer to “selling stockholders” in this section of this prospectus supplement, may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at prevailing market prices, at prices related to such market prices or at other fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:
•	ordinary brokerage transactions and transactions in which the broker dealer solicits purchasers;

•	block trades in which the broker dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker dealer as principal and resale by the broker dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	market sales (both long and short to the extent permitted under the federal securities laws);

•	in connection with the writing of non-traded and exchange-traded call options, in hedge transactions and in settlement of other transactions in standardized or over-the-counter options, if permitted under the securities laws;

•	settlement of short sales;

•	broker dealers may agree with the selling stockholders to sell a specified number of shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.
     The selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of our common stock and deliver these securities to close out short positions, short and deliver the common stock to close out short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities.
     Broker dealers engaged by the selling stockholders may arrange for other broker dealers to participate in sales. Broker dealers may receive commissions or discounts from the selling stockholders (or, if any broker dealer acts as agent for the purchase of shares, from the purchaser) in amounts to be negotiated. These commissions or discounts may exceed those customary in the types of transactions involved. Broker dealers may agree with a selling stockholder to sell a specified number of shares of our common stock at a stipulated price per share, and, to the extent such broker dealer is unable to do so acting as agent for the selling stockholder, to purchase as principal any unsold shares of our common stock at the price required to fulfill the broker dealer commitment to the selling stockholder. Broker dealers who acquire shares of our common stock as principal may thereafter resell such shares of our common stock from time to time in transactions (which may involve block transactions and sales to and through other broker dealers, including transactions of the nature described above) at prices and on terms then prevailing at the time of sale, at prices then related to then-current market price or in negotiated transactions. In connection with such resales, broker dealers may pay to or receive from the purchasers of shares of our common stock commissions as described above. Any discounts, commissions, concessions or profit they earn on any resale of the common stock may be underwriting discounts and commissions under the Securities Act. In addition, any of the shares covered by this prospectus supplement that qualify for sale pursuant to Rule 144 under the Securities Act of 1933, may be sold under Rule 144 rather than pursuant to this prospectus supplement.
     The selling stockholders and any broker dealers or agents that are involved in selling the shares of our common stock offered hereunder may be deemed to be “underwriters” within the meaning of the Securities Act of 1933 in connection with such sales. In such event, any discounts, commissions or concessions received by such broker dealers or agents and any profit on the resale of the shares by them may be deemed to be underwriting commissions or discounts under the Securities Act of 1933. The selling stockholders have informed us that they do not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock. The anti-manipulation provisions of Regulation M promulgated under the Securities Exchange Act of 1934 may apply to sales of our common stock by the selling stockholders in the market.
     Our certificate of incorporation prohibits any person from becoming a beneficial owner of 5% or more of our outstanding common stock. This restriction may significantly limit the marketability of our common stock as fewer investors will be able to acquire it than if the restriction did not exist.
     Pursuant to the registration rights agreement with the selling stockholders, all expenses of the registration of our common stock will be paid by us, including, without limitation, the SEC filing fees; provided, however, that the selling stockholders will pay all underwriting discounts and selling commissions, if any. The selling stockholders will be indemnified by us against certain civil liabilities, including certain liabilities under the Securities Act of 1933, or will be entitled to contribution in connection therewith. We will be indemnified by the selling stockholders severally against certain civil liabilities, including certain liabilities under the Securities Act of 1933, or will be entitled to contribution in connection therewith.
LEGAL MATTERS
     The validity of the securities offered hereby has been passed upon for us by Neal, Gerber & Eisenberg LLP of Chicago, Illinois.